UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 1)*

Tiens Biotech Group (USA), Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88650T104

(CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§40.13d-1(e), §§40.13d-1(f)or §§40.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§40.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 7 Pages)

_______________________

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88650T104	13D	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS TIENS (USA) Investment Holdings Group Overseas Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ N/A
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,830,000
	8	SHARED VOTING POWER ---
	9	SOLE DISPOSITIVE POWER 67,830,000
	10	SHARED DISPOSITIVE POWER ---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,830,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 88650T104	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Jinyuan Li
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ N/A
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,830,000
	8	SHARED VOTING POWER ---
	9	SOLE DISPOSITIVE POWER 67,830,000
	10	SHARED DISPOSITIVE POWER ---
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,830,000, as sole director of TIENS (USA) Investment Holdings Group Overseas Limited (“TIH”) with sole power to vote and dispose of the Shares owned by TIH.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88650T104	13D	Page 4 of 7 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Tiens Biotech Group (USA), Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is No.6, Yuanquan Road, Wuqing New-Tech Industrial Park, Tianjin, P.R.C 301700.

Item 2.	Identity and Background.

(a) This Amendment No. 1 to Schedule 13D is filed by TIENS (USA) Investment Holdings Group Overseas Limited (“TIH”). For the purposes of General Instruction C of the Schedule 13D, the information called for by Items 2-6 is also being provided by Mr. Jinyuan Li, as sole director of TIH.

(b) TIH’s address is c/o Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, BVI. Mr. Li’s business address is c/o Tiens Biotech Group (USA), Inc., No. 6, Yuanquan Rd., Wuqing New Tech Industrial Park, Tianjin, P.R.C. 301 700.

(c) TIH does not conduct any business. Mr. Li is the sole director of TIH. Mr. Li is the Chief Executive Officer and President of the Company. The Company is primarily engaged in research, development, manufacturing, and marketing of nutrition supplement products, including wellness products and dietary supplement products.

(d) During the past five years, TIH has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, Mr. Li has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, TIH has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the past five years, Mr. Li has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) TIH was incorporated in the British Virgin Islands. Mr. Li is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds and Other Consideration.

The total consideration paid for the shares was $3.

Item 4.	Purpose of Transaction.

TIH purchased 665,000 shares of Common Stock from Jiao Wen Jun for a consideration of $1 pursuant to a Share Transfer Agreement dated September 19, 2008.

TIH purchased 665,000 shares of Common Stock from Yan Yu Peng for a consideration of $1 pursuant to a Share Transfer Agreement dated September 19, 2008.

CUSIP No. 88650T104	13D	Page 5 of 7 Pages

TIH purchased 665,000 shares of Common Stock from Bai Ping for a consideration of $1 pursuant to a Share Transfer Agreement dated September 19, 2008.

TIH does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a) TIH is the beneficial owner of 67,830,000 shares of Common Stock of the Company, representing 95.1% of the total issued and outstanding shares of Common Stock. For the purposes of this Amendment No. 1 to Schedule 13D, Mr. Li, in his capacity as the sole director of TIH, is the indirect beneficial owner of 67,830,000.

(b) TIH has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of the 67,830,000 shares of Common Stock. Mr. Li, in his capacity as the sole director of TIH, has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 67,830,000.

(c) Other than the acquisition of the shares as reported in this Amendment No. 1 to Schedule 13D, TIH has not effected any transactions in the Common Stock of the Company in the past 60 days.

(d) To the knowledge of the TIH, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by TIH.

CUSIP No. 88650T104	13D	Page 6 of 7 Pages

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

None.

CUSIP No. 88650T104	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

TIENS (USA) Investment Holdings Group Overseas Limited

Dated: September 23, 2008	By:	/s/ Jinyuan Li
Name: Jinyuan Li
Title: Sole Director